EXHIBIT 2.2

SUPPLEMENT TO

AMENDED AND RESTATED

AGREEMENT AND PLAN OF CONVERSION

THIS SUPPLEMENT (“Supplement”) to the AMENDED AND RESTATED AGREEMENT AND PLAN OF CONVERSION (“Plan”) dated as of July 23, 2004 is made and entered into as of September 23, 2004 by and between GOLD KIST HOLDINGS INC. (“Holdings”), a Delaware corporation, and GOLD KIST INC. (“Gold Kist”), a Georgia cooperative marketing association. Capitalized terms used, but not defined, in this Supplement shall have the meanings assigned to such terms in the Plan.

Preamble

1. The members of Gold Kist approved the Plan at their meeting on September 8, 2004 by a vote of 1922 to 79, out of 2310 eligible votes.

2. Subsequent to that approval, Holdings has undertaken to complete an Initial Public Offering, as defined in the Plan, and believes that it will complete the Initial Public Offering but that fewer than 18 million shares of Holdings Common Stock will be sold in the Initial Public Offering.

3. Holdings and Gold Kist want to supplement the Plan to provide for the distribution to the Members of shares of Holdings Common Stock equal to the difference between the number of shares of Holdings Common Stock sold in the Initial Public Offering (not including shares sold through the underwriters overallotment option) and 18 million shares of Holdings Common Stock (“Excess Shares of Holdings Common Stock”).

4. The Board of Directors of Gold Kist, pursuant to the power granted in Section 8.3 of the Plan, has approved this Supplement. The Board of Directors and sole stockholder of Holdings pursuant to the power granted in Section 8.3 of the Plan, have approved this Supplement.

5. The Parties intend for the Merger under the Plan to continue to qualify as a “reorganization” under Section 368(a) of the Internal Revenue Code.

NOW, THEREFORE, in consideration of the above and the mutual warranties, representations, covenants and agreements set forth herein, the Parties agree as follows:

A.	Supplemental Shares for Members. There shall be added to Section 4.1 of the Plan a new paragraph (f) to read as follows:

(f) Following the conversions in Sections 4.1(a) and 4.1(b) and in conjunction with and in addition to the conversions in Section 4.1(c), each Member’s Interest shall also be converted into the right to receive its proportion (rounded to the nearest whole share) of the Excess Shares of

Holdings Common Stock. Each Member’s proportion of the Excess Shares of Holdings Common Stock shall be determined by multiplying such Member’s Interest by the number of shares of Excess Shares of Holdings Common Stock.

B.	Plan. The Plan as set out in the Amended and Restated Agreement and Plan of Conversion and in this Supplement shall constitute the Plan and shall continue in full force and effect in accordance with all of the terms and provisions in the Amended and Restated Agreement and Plan of Conversion and in this Supplement.

IN WITNESS WHEREOF, each of the Parties has caused this Supplement to be executed on its behalf by its duly authorized officers as of he day and year first above written.

GOLD KIST HOLDINGS INC.

By:	/s/ Stephen O. West

GOLD KIST INC.

By:	/s/ Stephen O. West